June 30, 2023

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Riskified Ltd. (the “Meeting”), to be held on August 8, 2023 at 4:00 p.m. (Israel time), at our headquarters located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the "Notice"). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on June 29, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Eido Gal
Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held at 4:00 p.m. (Israel time) on Tuesday, August 8, 2023

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Riskified Ltd. (the “Company”), to be held on August 8, 2023 at 4:00 p.m. (Israel time), at our headquarters located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Assaf Feldman and Tanzeen Syed as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified, or until his office is vacated in accordance with our Amended and Restated Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)	to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

(collectively, the "Proposals").

Our board of directors recommends that you vote “FOR” each of the Proposals, which are further described in the proxy statement.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

You are entitled to receive notice of, and vote at, the Meeting, or at any adjournment or postponement thereof, if you are a shareholder of record of our Class A ordinary shares, no par value (the “Class A Shares”), or our Class B ordinary shares, no par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), at the close of business on June 29, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 29, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Under the Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Section 66(b) of the Companies Law allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than July 7, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement on the “Investor Relations” portion of our website https://ir.riskified.com or at our headquarters located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel, upon prior notice and during regular working hours (email: ir@riskified.com) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 6:59 a.m. (Israel Time) on Tuesday, August 8, 2023 (11:59 p.m. EDT on Monday, August 7, 2023) to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By order of the Board of Directors

Date: June 30, 2023	/s/ Eido Gal
Chairperson of the Board of Directors

Riskified Ltd.

Proxy Statement
______________

Annual General Meeting of Shareholders
To Be Held at 4:00 p.m. (Israel time) on August 8, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Riskified Ltd. (the “Company,” “Riskified,” “we,” “us” or “our”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, August 8, 2023, at 4:00 p.m. (Israel time), at our headquarters located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, no par value (the “Class A Shares”) and Class B ordinary shares, no par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), on or about June 30, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 29, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect each of Assaf Feldman and Tanzeen Syed as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified, or until his office is vacated in accordance with our Amended and Restated Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)	to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

(collectively, the "Proposals").

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

As of June 21, 2023, 115,069,891 Class A Shares and 60,945,014 Class B Shares were issued and outstanding.

Under the Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent auditors for the fiscal year ending December 31, 2023; however, we cannot be certain whether that item will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a simple majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Each Class A Share outstanding as of the close of business on June 29, 2023, is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on June 29, 2023, is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.

Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You may vote in any of the manners below:

•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone;

•
By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions.

To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization; and

•
In person - You may also vote in person at the Meeting. However, because beneficial owners are not shareholders of record, if you are a beneficial owner of Shares, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC.), you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We may not be able to count a proxy card from a registered holder unless we receive the proxy card at our headquarters located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel, or Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope no later than 6:59 a.m. (Israel Time) on Tuesday, August 8, 2023 (11:59 p.m. EDT on Monday, August 7, 2023).

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 29, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 30, 2023. Certain officers, directors, employees and agents of Riskified may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (”SEC”).

Availability of Proxy Materials

On or about June 30, 2023, copies of the proxy card, the notice of the Meeting and this proxy statement will be made available electronically via the Internet at www.proxyvote.com and on the “Investor Relations” portion of our website, https://ir.riskified.com. The information contained on our website is not incorporated by reference in, and is not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important. If you have questions about how to vote your Shares, you may contact Chett Mandel, Riskified’s Head of Investor Relations, at ir@riskified.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the number of Shares beneficially owned, directly or indirectly, as of June 21, 2023, by (i) each person known by us to be the owner of more than 5% of our outstanding Shares, based on public filings or information provided to us by such shareholders, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group. The number of Shares beneficially owned by each entity, person or director is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership includes any Shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any Shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of June 21, 2023. The percentage of outstanding Shares is calculated on the basis of 115,069,891 Class A Shares and 60,945,014 Class B Shares outstanding as of June 21, 2023. Except as otherwise set forth below, the street address of the beneficial owners is c/o Riskified Ltd., 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
Genesis Partners (3)	10,474,471	9.1%	12,558,624	20.6%	18.8%
General Atlantic RK B.V. (4)	5,324,998	4.6%	10,649,996	17.5%	15.4%
Qumra Capital (5)	3,429,987	3.0%	6,859,974	11.3%	9.9%
Pitango Venture Capital (6)	3,081,912	2.7%	6,163,824	10.1%	8.9%
The Phoenix Holdings Ltd. (7)	3,821,919	3.3%	4,390,524	7.2%	6.6%
Directors and Executive Officers
Eido Gal (8)	4,753,907	4.1%	9,113,300	15.0%	13.2%
Assaf Feldman (9)	4,532,920	3.9%	9,113,300	15.0%	13.2%
Eyal Kishon (10)	10,485,234	9.1%	12,558,624	20.6%	18.8%
Erez Shachar (11)	3,435,723	3.0%	6,859,974	11.3%	9.9%
Aaron Mankovski (12)	10,763	*	—	*	*
Tanzeen Syed (13)	10,763	*	—	*	*
Jennifer Ceran (14)	34,525	*	—	*	*
Aglika Dotcheva (15)	915,062	*	—	*	*
Naama Ofek Arad (16)	639,808	*	—	*	*
Ravi Kumaraswami (17)	454,070	*	—	*	*
All executive officers and directors as a group (10 persons) (18)	25,272,775	22.0%	37,645,198	61.8%	55.4%

*	Indicates beneficial ownership of less than 1%.

(1)
The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be converted.

(2)
The percentage represented under "Combined Voting Power" represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of June 21, 2023, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.

(3)	Based on information reported on a Schedule 13G on February 9, 2022 and information provided to the Company by the Reporting Person, Genesis Partners IV L.P. ("Genesis IV") has sole voting power and sole dispositive power over 20,609,685 Class A ordinary shares, which consists of (i) 9,479,535 Class A ordinary shares; and (ii) an additional 11,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held by Genesis IV. G.P.R. S.P.V 2 ("GPR") has sole voting power and sole dispositive power over 2,142,711 Class A ordinary shares, which consists of (i) 714,237 Class A ordinary shares; and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR. Genesis Partners IV Management ("Genesis Management") has sole voting power and sole dispositive power over 280,699 Class A ordinary shares, and shared voting power and shared dispositive power over all 22,752,396 Class A ordinary shares held by Genesis IV and GPR by virtue of its principals affiliation with GPR and by being the general partner of Genesis IV. Eyal Kishon, one of our directors, has shared voting power and shared dispositive power over all 23,033,095 ordinary shares held by Genesis IV, GPR and Genesis Management by virtue of serving as a managing partner of Genesis Management. The business address of Genesis IV, GPR, Genesis Management and Eyal Kishon is 13 Basel Street, Herzliya, 4666013, Israel.
(4)	Based solely on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held of record by GA RK. GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Coöperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP Bermuda (the “GA Management Committee”). GAP Bermuda, GenPar Bermuda, and the GA Funds (collectively, the “GA Group” are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The business address of the foregoing General Atlantic Entities (other than GA Coop UA) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA is Raamplein 1, 106 XK, Amsterdam, The Netherlands. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent that he has a pecuniary interest therein. Tanzeen Syed, one of our directors, is a Managing Director at GA RK, which manages funds that collectively own the Class A ordinary shares and Class B ordinary shares.
(5)	Based solely on information reported on a Schedule 13G on February 14, 2022, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 6,431,211 Class A ordinary shares, which consists of (i) 2,143,737 Class A ordinary shares; and (ii) an additional 4,287,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 3,858,750 Class A ordinary shares, which consists of (i) 1,286,250 Class A ordinary shares; and (ii) an additional 2,572,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 10,289,961 Class A ordinary shares, which consists of (i) 3,429,987 Class A ordinary shares; and (ii) an additional 6,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.
(6)	Based solely on information reported on a Schedule 13G on February 14, 2022, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 9,063,825 Class A ordinary shares, which consists of (i) 3,021,275 Class A ordinary shares; and (ii) an additional 6,042,550 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 181,911 Class A ordinary shares, which consists of (i) 60,637 Class A ordinary shares and (ii) an additional 121,274 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held, in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., Pitango G.E. Fund I, L.P. has shared voting and dispositive power over 9,245,736 Class A ordinary shares, which consists of 3,081,912 Class A ordinary shares; and (ii) an additional 6,163,824 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. Fund I, L.P. serves as the sole general partner. The partners of Pitango G.E. Fund I, L.P. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Rami Kalish, Aaron Mankovski, one of our directors, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares and Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 11 HaMenofim St., Building B, Herzliya, 4672562, Israel.

(7)	Based on information reported on a Schedule 13G filed on February 14, 2023 and information known to the Company as of June 21, 2023, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,212,443 Class A ordinary shares, which consists of (i) 3,821,919 Class A ordinary shares; and (ii) 4,390,524 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.
(8)	Represents for Mr. Gal, (a) 4,649,730 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of June 21, 2023, and (b) 104,177 Class A ordinary shares underlying RSUs that will vest within 60 days of June 21, 2023, but excluding 399,344 Class A ordinary shares underlying tranche 1 of the Multi-Year Award, for which the vesting eligibility date occurred on July 29, 2022 and is therefore eligible to vest upon the satisfaction of the applicable share price target. For further information related to the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation" of our Annual Report.
(9)	Represents for Mr. Feldman, (a) 4,480,831 Class A ordinary shares, and 9,113,300 Class B ordinary shares, which consists of (i) 1,291,281 Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of June 21, 2023, held directly by Mr. Feldman, and (ii) 3,189,550 Class A ordinary shares, and 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of June 21, 2023 held by Sundance NYC Holdings LLC, and (b) 52,089 Class A ordinary shares underlying RSUs that will vest within 60 days of June 21, 2023. Mr. Feldman is the manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC.
(10)	Represents for Dr. Kishon, (i) 10,763 Class A ordinary shares held directly by Dr. Kishon; and (ii) 23,033,095 ordinary shares held directly by Genesis IV, GPR and Genesis Management identified in footnote (3) above by virtue of serving as the Managing Partner of Genesis Management, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Dr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(11)	Represents for Mr. Shachar, (i) 5,736 Class A ordinary shares held directly by Mr. Shachar; and (ii) 10,289,961 ordinary shares held by Qumra Capital identified in footnote (5) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(12)	Represents for Mr. Mankovski, 10,763 Class A ordinary shares held directly by Mr. Mankovski and does not include the Class A ordinary shares and Class B ordinary shares held by the Pitango entities identified in footnote (6) above. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own Class A ordinary shares and Class B ordinary shares.
(13)	Represents for Mr. Syed, 10,763 Class A ordinary shares held directly by Mr. Syed and does not include the Class A ordinary shares and Class B ordinary shares held of record by GA RK identified in footnote (4) above. Mr. Syed is a Managing Director at GA RK., which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares.
(14)	Represents 34,525 Class A ordinary shares held directly by Ms. Ceran.
(15)	Represents for Ms. Dotcheva, (a) 281,327 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 633,735 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable (as applicable) or that vest and become exercisable (as applicable) within 60 days of June 21, 2023.
(16)	Represents for Ms. Ofek Arad, (a) 149,846 Class A ordinary shares held directly by Ms. Ofek Arad, and (b) 489,962 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable (as applicable) or that will vest and become exercisable (as applicable) within 60 days of June 21, 2023.
(17)	Represents for Mr. Kumaraswami, 454,070 Class A ordinary shares underlying RSUs that will vest within 60 days of June 21, 2023.
(18)	Includes 1,734,033 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable (as applicable) or that will vest and become exercisable (as applicable) within 60 days of June 21, 2023.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning compensation earned during 2022 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the SEC on February 24, 2023 (the “Annual Report”), a copy of which is available on the “Investor Relations” portion of our website, at https://ir.riskified.com.

CORPORATE GOVERNANCE
Overview

Riskified is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience, qualifications, backgrounds, attributes and skills as well as engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our Board currently consists of seven directors. Each of our five current non-executive directors are “independent” as defined under the applicable corporate governance rules of the New York Stock Exchange (“NYSE”), with Dr. Eyal Kishon serving as lead independent director (as further discussed below).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Eido Gal, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as chairperson of our Board. The Board will continue to exercise its judgment on an ongoing basis to determine the optimal Board leadership structure that the Board believes will provide effective leadership, oversight and direction, while optimizing the functioning of both the Board and management and facilitating effective communication between the two. The Board has concluded that the current structure provides a well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors.

Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The required approval by our shareholders of the re-appointment of our Chief Executive Officer as chairperson of the Board must be obtained no later than five years following July 29, 2021, the closing date of our initial public offering (“IPO”). Further, if our Chief Executive Officer serves as chairperson of the Board, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

Lead Independent Director

Since the chairperson of our Board is also our Chief Executive Officer, our Board has appointed Dr. Eyal Kishon as lead independent director, whose responsibilities include presiding over all meetings of the Board at which the chairperson of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas, acting as the liaison between the independent directors and the chief executive officer and chair of the Board, and when appropriate, meeting or otherwise communicating with major shareholders or other constituencies of the Company.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do:
•	Maintain a majority independent Board	•	Maintain entirely independent Board committees
•	Appoint a lead independent director with extensive oversight duties and experience	•	Base a significant portion of the compensation opportunity on the Company’s financial performance
•	Use objective pre-established performance measures to set annual incentive targets for our Chief Executive Officer	•	Emphasize pay-for-performance (meaning the earning of annual bonuses are subject to the attainment of objective performance measures)
•	Offer equity and cash compensation which we believe appropriately incentivizes our executive officers to deliver both short-term and long-term shareholder value	•	Regularly review executive compensation and peer group data
•	Exercise a disciplined approach to dilution management	•	Cap cash bonus payments and annual equity based compensation
•	Engage an independent, outside consultant to support the design, analysis and implementation of our compensation programs and to provide advice regarding our executive and non-employee director compensation

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C.– Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has seven directors and is divided into three classes with staggered three-year terms as follows:

●	the Class II directors are Assaf Feldman and Tanzeen Syed, and their terms expire at the Meeting;

●	the Class III directors are Eido Gal, Eyal Kishon and Jennifer Ceran, and their terms expire at our annual general meeting of shareholders to be held in 2024; and

●	the Class I directors are Aaron Mankovski and Erez Shachar, and their terms expire at our annual general meeting of shareholders to be held in 2025.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Assaf Feldman and Tanzeen Syed as Class II directors.

Assaf Feldman is a co-founder, director and the Company’s Chief Technology Officer. Mr. Feldman does not qualify as an independent director, as defined under the applicable rules of the NYSE, and does not serve as a member of any of our standing Board committees.

Tanzeen Syed qualifies as an independent director, as defined under the applicable rules of the NYSE, and is a member of our audit committee and our compensation committee. Mr. Syed also meets the requirements for financial literacy under the rules and regulations of the SEC and the corporate governance rules of the NYSE applicable to members of an audit committee.

If re-elected at the Meeting, Assaf Feldman and Tanzeen Syed will each serve until the 2026 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Assaf Feldman and Tanzeen Syed has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Riskified, taking into account the size and special needs of Riskified.

During 2022, Assaf Feldman attended 100% of the meetings of our Board, and Tanzeen Syed attended approximately 93% of the meetings of our Board and the respective Board committees on which he served during the period in which he served.

The nominating and governance committee of our Board has recommended that each of Assaf Feldman and Tanzeen Syed be nominated for re-election at the Meeting as a Class II director for a term to expire at the 2026 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Our Board has also approved the nomination of each of Assaf Feldman and Tanzeen Syed for re-election at the Meeting.

Biographical information concerning Assaf Feldman and Tanzeen Syed is set forth below:

Assaf Feldman, 51, is our Co-Founder and has served as our Chief Technology Officer and as a member of our board of directors since inception. Prior to co-founding Riskified, Mr. Feldman served as a Developer at BillGuard from September 2011 to November 2012, Vice President of Research & Development at Kinetic Trading from August 2009 to August 2011, Lead Developer at monitor110.com from February 2006 to July 2008, Researcher at MIT Media-Lab from September 2003 to June 2005, Vice President of Engineering at Oddcast Inc. from April 2001 to June 2003, and as a Senior Developer at Earthnoise from August 1999 to March 2001. Mr. Feldman holds a B.A. in Film and Computer Science from Tel Aviv University in Israel and an M.A (Computer Science) from Massachusetts Institute of Technology (MIT). We believe Mr. Feldman is qualified to serve on our Board due to his extensive experience in software development and machine learning and his deep understanding of the Company’s business and operations as our co-founder and long-standing Chief Technology Officer.

Tanzeen Syed, 41, has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic, focusing on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after also working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments. Prior to that, Mr. Syed was a Vice President at Great Hill Partners L.P. from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves as the chairman of the board of directors of ContextLogic Inc. (dba Wish) (Nasdaq: WISH), a public portfolio company of General Atlantic. Mr. Syed also serves as a director on the board of Kiwi.com, s.r.o., Chess.com and Panorama Education, each of which are private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College. We believe Mr. Syed is qualified to serve on our Board due to his extensive financial background and experience in the technology sector.

Proposal

Shareholders are being asked to re-elect each of Assaf Feldman and Tanzeen Syed for a term to expire at the 2026 annual general meeting of our shareholders, and until his respective successor is duly elected and qualified, or until their offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Assaf Feldman be re-elected as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Tanzeen Syed be re-elected as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law."

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Assaf Feldman and Tanzeen Syed as a Class II director for a term to expire at the 2026 annual general meeting.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2023, subject to the approval of our shareholders.

The following table sets forth the total amount billed to us by the Company’s independent public auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in each of the previous two fiscal years:

	2022	2021
	(in thousands USD)
Audit Fees(1)	$600	$530
Audit-Related Fees(2)	—	916
Tax Fees(3)	271	109
Total	$871	$1,555

(1)	“Audit fees” for the years ended December 31, 2022 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
(2)	“Audit-related fees” for the year ended December 31, 2021 relate to services in connection with our IPO. We did not have any audit-related fees for the year ended December 31, 2022.
(3)	“Tax fees” for the year ended December 31, 2022 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Unless a type of service to be provided by the independent accountant has received general pre-approval by the audit committee, it requires specific pre-approval by the audit committee. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors."

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2023.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our website at https://ir.riskified.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report, filed with the SEC on February 24, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” portion of the Company’s website at https://ir.riskified.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Eido Gal
Chairperson of the Board of Directors
Dated: June 30, 2023